As filed with the Securities and Exchange Commission on April 29, 2021

Registration 333-255542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

BORQS TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	7373
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)

Not Applicable
(I.R.S. Employer Identification Number)

Suite 309, 3/F, Dongfeng KASO

Dongfengbeiqiao, Chaoyang District

Beijing 100016, China

Tel: +86 10 6437 8678

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Pat Sek Yuen Chan, Chairman & Chief Executive Officer
Borqs Technologies, Inc.
Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao

Chaoyang District, Beijing 100016, China
Telephone: +86 10 6437 8678

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Darrin M. Ocasio, Esq.

Avital Perlman, Esq.

Sichenzia Ross Ference LLP

31st Floor

New York, NY 10036

Telephone: (212) 930-9700

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum aggregate price per common share(3)	Proposed maximum aggregate offering price	Amount of registration fee
Ordinary shares, no par value, underlying Convertible Notes	27,777,778	$1.1250	$31,250,000.00	$3,409.37
Ordinary shares, no par value, underlying Warrants	24,999,999	$1.1250	$28,124,998.59	$3,068.44
Total:	52,777,777	1.1250	$59,374,998.59	$6,477.81

(1) Under the terms of the registration rights agreement with the Company, the Company is contractually required to register 125% of the number of common shares issuable under the 8% Convertible Notes (“Notes”) as of the filing of this Registration Statement and the number of common shares issuable upon the exercise of outstanding warrants to purchase ordinary shares (the “Warrants”).

(2) Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of securities as may be issued with respect to the securities being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act. The price per share and aggregate offering price are based on the average of the high and low prices of the registrant’s ordinary shares on April 28, 2021, as reported on the Nasdaq Capital Market.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 29, 2021

Preliminary Prospectus

Borqs Technologies, Inc.

52,777,777 ORDINARY SHARES

This prospectus relates to the sale or other disposition from time to time by the selling shareholders identified in this prospectus of up to 52,777,777 ordinary shares, consisting of up to 27,777,778 ordinary shares which may be issued upon the conversion of Convertible Notes (the “Notes”) and up to 24,999,999 ordinary shares which may be issued upon the exercise of outstanding Warrants.  All of the ordinary shares, when sold, will be sold by the selling shareholders.  We are not selling any ordinary shares under this prospectus and will not receive any of the proceeds from the sale or other disposition of the ordinary shares by the selling shareholders.  We will, however, receive the net proceeds of any Warrants exercised for cash, if any.  The selling shareholders became entitled to receive the ordinary shares (some of which are upon their conversion of Notes or exercise of Warrants) offered by this prospectus in a private placement completed on April 14, 2021 in reliance on exemptions from registration under the Securities Act.

The selling shareholders may sell or otherwise dispose of some or all the ordinary shares covered by this prospectus in a number of different ways and at varying prices.  We provide more information about how the selling shareholders may sell or otherwise dispose of their ordinary shares in the section entitled “Plan of Distribution” on page 14. Discounts, concessions, commissions and similar selling expenses attributable to the sale of ordinary shares covered by this prospectus will be borne by the selling shareholders.  We will pay the expenses incurred in registering the ordinary shares covered by this prospectus, including legal and accounting fees.  We will not be paying any underwriting discounts or commissions in this offering.

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol BRQS.  On April 29, 2021, the closing price for an ordinary share on the Nasdaq Capital Market was $1.11.

Investing in our securities involves a high degree of risk.  Before making an investment decision, please read “Risk Factors” beginning on page 3 of this prospectus and any other risk factor included in any accompanying prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2021.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). These statements relate to future events concerning our business and to our future revenues, operating results and financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential” or “continue,” or the negative of those terms or other comparable terminology.

Any forward looking statements contained in this prospectus are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results or financial condition will improve in future periods are subject to numerous risks. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the heading “Risk Factors” and in other sections of our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the Securities and Exchange Commission (SEC), as well as in our other reports filed from time to time with the SEC that are incorporated by reference into this prospectus. You should read these factors and the other cautionary statements made in this prospectus and in the documents we incorporate by reference into this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus or the documents we incorporate by reference into this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we filed with the SEC using a continuous offering process.

You should read this prospectus, exhibits filed as part of the registration statement and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Where You Can Find Additional Information” and “Incorporation of Information by Reference” in this prospectus.

You should rely only on the information provided in this prospectus, exhibits filed as part of the registration statement or documents incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. This prospectus covers offers and sales of our ordinary shares only in jurisdictions in which such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

In this prospectus, we refer to Borqs Technologies, Inc. as “we,” “us,” “our,” the “Company” or “Borqs.” You should rely only on the information we have provided or incorporated by reference in this prospectus, exhibits filed as part of the registration statement, any applicable prospectus supplement and any related free writing prospectus. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus.

BORQS TECHNOLOGIES, INC.

Borqs Technologies, Inc. (formerly known as “Pacific Special Acquisition Corp.”, and hereinafter referred to as the “Company” “Borqs Technologies”, “Borqs” or “we”) was incorporated in the British Virgin Islands on July 1, 2015. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On August 18, 2017, the Company acquired 100% of the equity interest of BORQS International Holding Corp. (“Borqs International”) and its subsidiaries, variable interest entities (the “VIE”) and the VIE’s subsidiaries (collectively referred to as “Borqs Group” hereinafter) (the Company and Borqs Group collectively referred to as the “Group”) in an all-stock merger transaction. Concurrent with the completion of the acquisition of Borqs International, the Company changed its name from Pacific Special Acquisition Corp., to Borqs Technologies, Inc.

Our principal place of business is located at Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016, People’s Republic of China. Our telephone number is +86 10 6437 8678. Our agent in the BVI is Kingston Chambers and their address is P.O. Box 173, Road Town, Tortola, British Virgin Islands.

We are a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications.

Our Connected Solutions business unit (the “Connected Solutions BU”) works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

Our MVNO business unit provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing. We decided to sell the MVNO BU in order to focus on the growing IoT industry via our Connected Solutions BU, especially with the coming of 5G.

In November 2018, the Company’s board of directors approved the plan to dispose all of its tangible and intangibles assets related to Yuantel, our MVNO BU, the Consolidated VIEs through a series of agreements, signed in November 2018 and February 2019, with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”) and Jinggangshan Leiyi Venture Capital LLP (“JGS Venture”). According to the agreements, all of the Company’s 75% equity interest in Yuantel would be disposed at a consideration of RMB108.7 million. The Company received only $5.98 million from the buyers within the year ended December 31, 2019, the Company, then amended the agreement with the another third-party buyers (the “New Buyers”) of Yuantel as of September 1, 2020 to sell the remaining percentage of Yuantel owned by the Company for $4.54 million, of which approximately $0.4 million were received and the balance of $4.14 million was to be received by September 30, 2020, which was later postponed to October 2020 by both parties. The Company received the last payment of $1.2 million on October 27, 2020, and completed the disposition of Yuantel on October 29, 2020. The New Buyers also purchased the ownership of Yuantel that was first sold to other purchasers in 2019. The disposal of the Consolidated VIEs represents a strategic shift for the Company and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities related to the Consolidated VIEs were reclassified as held for sale as the carrying amounts would be recovered principally through the sale and revenues, and expenses related to the Consolidated VIEs were reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2019 and 2020 and consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 were adjusted to reflect this change. There was no gain or loss recognized on the reclassification of the discontinued operations as held for sale. The sale of the MVNO business unit was finally completed as of October 29, 2020.

In the years ended December 31, 2018, 2019 and 2020, Borqs generated 96.7%, 98.3% and 98.4% of its Connected Solutions BU revenues from customers headquartered outside of China and 3.3%, 1.7% and 1.6%   from customers headquartered in China. As of December 31, 2020, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 17 million units worldwide. The discontinued MVNO BU generated all of its revenue from China.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2020, 234 out of the 286 persons under our employ were technical professionals dedicated to platform research and development and product specific customization.

The following customers accounted for near 10% or more of our total revenues, not including discontinued operations, for the years indicated:

2020	GreatCall, Inc.	41.9%
	ECOM Instruments	23.1%
	Qualcomm India Ltd.	14.4%

2019	Reliance Retail Limited	63.9%
	GreatCall, Inc.	7.8%

2018	Reliance Retail Limited	59.6%
	E La Carte, Inc.	8.0%

RISK FACTORS

An investment in our ordinary shares involves risks. Prior to making a decision about investing in our ordinary shares, you should consider carefully all of the information contained or incorporated by reference in this prospectus, including any risks in the section entitled “Risk Factors” contained in any supplements to this prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 30, 2020, and in our subsequent filings with the SEC. Each of the referenced risks and uncertainties could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities. Additional risks not known to us or that we believe are immaterial may also adversely affect our business, operating results and financial condition and the value of an investment in our securities.

PRIVATE PLACEMENT OF NOTES AND WARRANTS

On February 25, 2021 and April 14, 2021, we entered into securities purchase agreements with certain selling shareholders, pursuant to which we sold approximately $6.67 million of notes (the “February 25 Notes”) and 11,695,906 warrants at an exercise price of $2.222 per share (the “February 25 Warrants”) and $1 million of notes (the “April 14 Notes” and, together with the February 25 Notes, the “Notes”) and 2,521,008 warrants at an exercise price of $1.540 per share (the “April 14 Warrants” and, together with the February 25 Warrants, the “Warrants”). Approximately $15.33 million additional Notes will be issued upon the satisfaction of certain conditions outside the control of the selling shareholders, including effectiveness of the registration statement of which this prospectus forms a part. The February 25 Notes and April 14 Notes each have a two year term and are convertible into ordinary shares at the lower of (i) $1.539 per share for the February 25 Notes and $1.071 per share for the April 14, 2021 Notes, (ii) 90% of the closing price of the ordinary shares on the date that the registration statement of which this prospectus forms a part is declared effective, or (iii) in the event that the registration statement of which this prospectus forms a part is not declared effective by that date that the Conversion Shares are eligible to be sold, assigned or transferred under Rule 144, 90% of the closing price of the ordinary shares on such date. The Notes have certain anti-dilution protections in the event of a lower priced issuance. Interest shall accrue on the notes at 8% annually, payable on a quarterly basis, in either cash or, in the event the registration statement of which this prospectus forms a part has been declared effective, ordinary shares. The Notes held by a particular holder will not be convertible to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon conversion of such note calculated in accordance with Section 13(d) of the Exchange Act.

The Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $2.222 per ordinary share for the February 25 Warrants and $1.540 per ordinary share for the April 14 Warrants, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value.  The Warrants held by a particular holder will not be exercisable to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon exercise of such Warrants calculated in accordance with Section 13(d) of the Exchange Act.

In connection with such securities purchase agreements, we entered into registration rights agreements with the selling shareholders, dated February 25, 2021 and April 14, 2021, pursuant to which we agreed to file the registration statement of which this prospectus forms a part with the SEC and to cause such registration statement to become effective as promptly as practicable after filing, and are required to cause such registration statement to remain effective until the ordinary shares offered hereby have been sold or may be freely sold without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 under the Securities Act.

The entire discussion regarding the securities purchase agreements, Notes, Warrants, registration rights agreement and related agreements is qualified in its entirety to the forms of such agreements which have been filed as exhibits to our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 26, 2021, which is incorporated by reference into the registration statement to which this prospectus forms a part.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

●	Our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 26, 2021;

●	Form 6-K filed with the SEC on February 22, 2021;

●	Form 6-K filed with the SEC on February 25, 2021;

●	The description of our ordinary shares contained in our registration statement on Form 8-A filed on October 13, 2015 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. We post our SEC filings on our website, www.borqs.com. We will also provide to you, upon your written or oral request, without charge, a copy of any or all of the documents we refer to above which we have incorporated in this prospectus by reference, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in the documents. You should direct your requests to Anthony Chan, our Chief Financial Officer, at Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016, China. Our telephone number at this address is +86 10 6437 8678.

SELLING SHAREHOLDERS

This prospectus relates to the resale by the selling shareholders identified below of up to 52,777,777 ordinary shares, including 27,777,778 ordinary shares that may be issued upon the conversion of $23 million of Notes and 24,999,999 ordinary shares which may be issued upon the exercise of outstanding Warrants.  We are contractually required to register 125% of the number of ordinary shares issuable under the Notes and the number of ordinary shares issuable upon the exercise of outstanding Warrants. The actual number of shares, if any, to be issued may be more or less than such number, and any shares issued in excess of such number will not be eligible for sale under this prospectus, unless amended.

Selling Shareholders Table

The table below sets forth:

●	the names and address of the selling shareholders;

●	the number of ordinary shares beneficially owned by the selling shareholders as of April 26, 2021;

●	the maximum number of ordinary shares that may be sold or disposed of by the selling shareholders under this prospectus;

●	the number of ordinary shares that would be owned by the selling shareholders after completion of the offering, assuming the sale of all of the ordinary shares covered by this prospectus; and

●	the percentage of ordinary shares beneficially owned by the selling shareholders based on 89,366,256 shares of ordinary shares outstanding on April 26, 2021.

None of the selling shareholders is a broker-dealer regulated by the Financial Industry Regulatory Authority.  Other than the agreements noted above, none of the selling shareholders has had any position, office or other material relationship with the Company in the past three years.  All information with respect to share ownership has been furnished by the selling shareholders.  The shares being offered are being registered to permit public secondary trading of such shares and each selling shareholders may offer all or part of the shares it owns for resale from time to time pursuant to this prospectus.

The term “selling shareholder” also includes any pledgees, donees, transferees or other successors in interest to the selling shareholders named in the table below.  Unless otherwise indicated, to our knowledge, each person named in the table below has voting power and investment power (subject to applicable community property laws) with respect to the shares of common stock set forth opposite such person’s name.  We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling shareholders who are able to use this prospectus to resell the securities registered hereby.

Beneficial ownership is determined under the rules of the SEC.  The number of shares beneficially owned by a person includes shares of common stock underlying warrants, stock options and other derivative securities to acquire our common stock held by that person that are currently exercisable or convertible within 60 days after April 26, 2021. The shares issuable under these securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.

As explained below under “Plan of Distribution,” we have agreed with the selling shareholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

	Ordinary Shares Beneficially Owned Prior to the Offering			Shares Being		Ordinary Shares Beneficially Owned After the Offering
Selling Shareholders	Shares(1)		Percentage(2)	Offered		Shares	Percentage
Esousa Holdings, LLC (3)	18,357,488	(4)	9.9%	22,946,860	(5)	0	0%
LMFA Financing, LLC (6)	9,178,744	(7)	9.31%	11,473,430	(8)	0	0%
American West Pacific International Investment Corporation (9)	3,671,497	(10)	3.95%	4,589,371	(11)	0	0%
Jess Mogul(12)	1,835,749	(13)	2.01%	2,294,686	(14)	0	0%
Jim Fallon(15)	1,835,749	(16)	2.01%	2,294,686	(17)	0	0%
Digital Power Lending, LLC (18)	1,835,749	(19)	2.01%	2,294,686	(20)	0	0%
JADR Consulting Group Pty Ltd (21)	5,507,247	(22)	5.80%	6,884,058	(23)	0	0%

(1) Represents the number of ordinary shares that may be issued in connection with the conversion of the Notes and upon the exercise of Warrants as of the date of the table.  Although this column does not reflect it, we have contractually agreed to register 125% of the number of ordinary shares issuable under the Notes and the number of ordinary shares issuable upon the exercise of outstanding Warrants.

(2) The Notes and Warrants held by a particular holder will not be convertible or exercisable to the extent such conversion or exercise would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon such conversion or exercise calculated in accordance with Section 13d of the Exchange Act.

(3) Michael Wachs has sole authority to vote and dispose of the securities held by Esousa Holdings, LLC (“Esousa”) and may be deemed to be the beneficial owner of these securities. The business address for Esousa is 211 East 43rd Street, Suite 402, New York, NY 10017.

(4) Represents 9,661,836 ordinary shares issuable upon the conversion of Notes and 8,695,652 ordinary shares issuable upon exercise of Warrants.

(5) Represents 125% of 9,661,836 ordinary shares issuable upon the conversion of Notes and 125% of 8,695,652 ordinary shares issuable upon exercise of Warrants.

(6) Bruce Rodgers and Richard Russell have shared authority to vote and dispose of the securities held by LMFA Financing, LLC (“LMFA”) and may be deemed to be the beneficial owners of these securities. The business address for LMFA is 1200 W Plat Street, Suite 100, Tampa, FL 33602.

(7) Represents 4,830,918 ordinary shares issuable upon the conversion of Notes and 4,347,826 ordinary shares issuable upon exercise of Warrants.

(8) Represents 125% of 4,830,918 ordinary shares issuable upon the conversion of Notes and 125% of 4,347,826 ordinary shares issuable upon exercise of Warrants.

(9) Sherry H. Jiang has sole authority to vote and dispose of the securities held by American West Pacific International Investment Corporation (“American West”) and may be deemed to be the beneficial owner of these securities. The business address for American West is 1 Sansome Street, Suite 3500, San Francisco, CA 94104.

(10) Represents 1,932,367 ordinary shares issuable upon the conversion of Notes and 1,739,130 ordinary shares issuable upon exercise of Warrants.

(11) Represents 125% of 1,932,367 ordinary shares issuable upon the conversion of Notes and 125% of 1,739,130 ordinary shares issuable upon exercise of Warrants.

(12) The address for this securityholder is 347 West 87th Street, New York, NY 10024.

(13) Represents 966,184 ordinary shares issuable upon the conversion of Notes and 869,565 ordinary shares issuable upon exercise of Warrants.

(14) Represents 125% of 966,184 ordinary shares issuable upon the conversion of Notes and 125% of 869,565 ordinary shares issuable upon exercise of Warrants.

(15) The address for this securityholder is 137 West 83rd Street, New York, NY 10024.

(16) Represents 966,184 ordinary shares issuable upon the conversion of Notes and 869,565 ordinary shares issuable upon exercise of Warrants.

(17) Represents 125% of 966,184 ordinary shares issuable upon the conversion of Notes and 125% of 869,565 ordinary shares issuable upon exercise of Warrants.

(18) David J. Katzoff has sole authority to vote and dispose of the securities held by Digital Power Lending, LLC (“Digital Power”). The address for Digital Power is 201 Shipyard Way, Suite E, Newport Beach CA 92663.

(19) Represents 966,184 ordinary shares issuable upon the conversion of Notes and 869,565 ordinary shares issuable upon exercise of Warrants.

(20) Represents 125% of 966,184 ordinary shares issuable upon the conversion of Notes and 125% of 869,565 ordinary shares issuable upon exercise of Warrants.

(21) Justin Davis-Rice has sole authority to vote and dispose of the securities held by JADR Consulting Group Pty Ltd (“JADR”). The address for JADR is 37 Minimbah Road, Northbridge, NSW 2063 Australia.

(22) Represents 2,898,551 ordinary shares issuable upon the conversion of Notes and 2,608,696 ordinary shares issuable upon exercise of Warrants.

(23) Represents 125% of 2,898,551 ordinary shares issuable upon the conversion of Notes and 125% of 2,608,696 ordinary shares issuable upon exercise of Warrants.

DESCRIPTION OF OUR CAPITAL STOCK

We are a company incorporated in the British Virgin Islands as a BVI business company (company number 1880410) and our affairs are governed by our memorandum and articles of association, the BVI Business Companies Act (as amended) and the common law of the British Virgin Islands. We are authorized to issue an unlimited number of both ordinary shares of no par value and preferred shares of no par value. The following description summarizes certain terms of our shares as set out more particularly in our memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.

Ordinary Shares

As of April 26, 2021, there are 89,366,256 ordinary shares outstanding. Under the BVI Business Companies Act (as amended), the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, Continental Stock Transfer & Trust Company. Our transfer agent has entered the name of Cede & Co. in our register of members as nominee for each of the respective public shareholders. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Any action required or permitted to be taken by our shareholders must be effected by a meeting of shareholders of our company, duly convened and held in accordance with our memorandum and articles of association. A resolution of our members may not be taken by a resolution consented to in writing.

At any general meeting of our shareholders, the chairman of the meeting is responsible for deciding in such manner as he or she considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, the chairman shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

A resolution of our shareholders shall be duly and validly passed if it is approved at a duly convened and constituted meeting of our shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted. Each ordinary share in our company confers upon the shareholder the right to one vote at any meeting of our shareholders or on any resolution of shareholders.

The rights and obligations attaching to our ordinary shares may only be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the ordinary shares present at a duly convened and constituted meeting of our shareholders holding ordinary shares which were present at the meeting. The other provisions of our memorandum and articles of association may be amended if approved by a resolution of our shareholders or by a resolution of our directors (save that no amendment may be made by a resolution of our directors (a) to restrict the rights or powers of our shareholders to amend the memorandum or articles, (b) to change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum or articles, (c) in circumstances where the memorandum or articles cannot be amended by our shareholders, or (d) to change clauses 7, 8 or 11 of our memorandum (or any of the defined terms used in any such clause or regulation).

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. Our existing Class I directors will serve until our 2018 annual general meeting, our existing Class II directors will serve until our 2019 annual general meeting, and our existing Class III directors will serve until our 2020 annual general meeting. Commencing at our 2018 annual general meeting, and at each following annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the votes of the shares entitled to vote at any general meeting of our members at which the election of directors is voted upon can elect all of the directors (and the holders of more than 50% of the votes of the shares entitled to vote at any general meeting of our members at which the removal of our directors is voted upon can remove a director with or without cause).

Our shareholders are entitled to receive ratable dividends when, as and if declared by the Board. Under the laws of the British Virgin Islands, and as provided in our memorandum and articles of association, our directors may authorize a distribution (including any interim dividend that the directors consider to be justified by the profits of our company) only if, immediately after the distribution, the value of our assets will exceed our liabilities, and we will be able to pay our debts as and when they fall due. In the event of a liquidation or winding up of the company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the redemption rights set forth above.

Preferred Shares

Our memorandum and articles of association authorizes the creation and issuance without shareholder approval of an unlimited number of preferred shares divided into five classes, Class A through Class E each with such further designation, rights and preferences as may be determined by a resolution of our Board to amend the memorandum and articles of association to create such designations, rights and preferences. We have five classes of preferred shares to give us flexibility as to the terms on which each Class is issued. Unlike Delaware law, all shares of a single class must be issued with the same rights and obligations. Accordingly, starting with five classes of preferred shares will allow us to issue shares at different times on different terms. Accordingly, our Board is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares. These preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us.

No preferred shares are currently issued or outstanding. Although we do not currently intend to issue any preferred shares, we may do so in the future.

The rights attached to any class of preferred shares in issue, may only be amended by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the preferred shares of that same class present at a duly convened and constituted meeting of our members holding preferred shares in such class which were present at the meeting and voted, unless otherwise provided by the terms of issue of such class. If our preferred shareholders want us to hold a meeting of preferred shareholders (or of a class of preferred shareholders), they may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least 30 percent of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30 percent.

Under the BVI Business Companies Act (as amended) there are no provisions which specifically prevent the issuance of preferred shares or any such other “poison pill” measures. Our memorandum and articles of association also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors, without the approval of the holders of ordinary shares, may issue preferred shares that have characteristics that may be deemed anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under the BVI Business Companies Act (as amended), a director in the exercise of his powers and performance of his duties is required to act honestly and in good faith in what the director believes to be the best interests of the company, and a director is also required to exercise his powers as a director for a proper purpose.

2017 Warrants

As of April 26, 2021, we had outstanding 6,281,875 warrants issued by the predecessor special purpose acquisition company   to purchase ordinary shares (excluding the Warrants), which warrants were registered in connection with our initial public offering. Each public warrant entitles the registered holder to purchase one half of one ordinary share at a price of $12.00 per full share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. However, no public warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days from August 18, 2017, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire on the fifth anniversary of the consummation of the acquisition of Borqs International by way of merger at 5:00 p.m., New York City time.

As of April 26, 2021, we had outstanding (i) 417,166 assumed warrants with an exercise price of $5.36 per share, (ii) 3,250,000 warrants with an exercise price of $1.25 per share, and (iii) 100,000 warrants with an exercise price $0.01 per share, to purchase ordinary shares that are not yet registered. These private warrants are identical to the public warrants except that such private warrants are not registered and will be exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates.

We may call the public warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no public warrants will be exercisable and we will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.9% of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

In connection with our acquisition of Borqs International by way of merger, holders of issued and outstanding warrants to purchase shares of Borqs International received replacement warrants to purchase an aggregate of 344,559 of our ordinary shares, the terms and conditions of which are as described above.

2021 Private Placement Notes and Warrants

On February 25, 2021 and April 14, 2021 we entered into securities purchase agreements with certain of the selling shareholders, pursuant to which we sold approximately $6.67 million of notes (the “February 25 Notes”) and 11,695,906 warrants at an exercise price of $2.222 per share (the “February 25 Warrants) and $1 million of notes (the “April 14 Notes” and, together with the February 25 Notes, the “Notes”) and 2,521,008 warrants at an exercise price of $1.540 per share (the “April 14 Warrants” and, together with the February 25 Warrants, the “Warrants”). Approximately $15.33 million additional notes will be issued upon the satisfaction of certain conditions outside the control of the selling shareholders, including effectiveness of the registration statement of which this prospectus forms a part. The February 25 Notes and April 14 Notes each have a two year term and are convertible into ordinary shares at the lower of (i) $1.539 per share for the February 12 Notes and $1.071 per share for the April 14, 2021 Notes, (ii) 90% of the closing price of the ordinary shares on the date that the registration statement of which this prospectus forms a part is declared effective, or (iii) in the event that the registration statement of which this prospectus forms a part is not declared effective by that date that the Conversion Shares are eligible to be sold, assigned or transferred under Rule 144, 90% of the closing price of the ordinary shares on such date. The Notes have certain anti-dilution protections in the event of a lower priced issuance. Interest shall accrue on the notes at 8% annually, payable on a quarterly basis, in either cash or, in the event the registration statement of which this prospectus forms a part has been declared effective, ordinary shares. The Notes held by a particular holder will not be convertible to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon conversion of such note calculated in accordance with Section 13(d) of the Exchange Act.

The Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $2.222 per ordinary share for the February 25 Warrants and $1.540 per ordinary share for the April 14 Warrants, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value.  The Warrants held by a particular holder will not be exercisable to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon exercise of such warrants calculated in accordance with Section 13(d) of the Exchange Act.

Dividends

We have not paid any cash dividends on our ordinary shares to date.

Stock Exchange Listing

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “BRQS.”

Transfer Agent and Registrar and Warrant Agent

The transfer agent and registrar for our ordinary shares and the warrant agent for the Warrants is Continental Stock Transfer& Trust Company. The transfer and warrant agent’s address is One State Street, 30th Floor, New York, NY 10004, and its telephone number is (212) 509-4000.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of ordinary shares by the selling shareholders pursuant to this prospectus.  Some of the ordinary shares covered by this prospectus are issuable upon the conversion of Notes and the exercise of Warrants to purchase our ordinary shares.  Upon any exercise of any of the warrants for cash, the applicable selling shareholders would pay us the exercise price of $2.222 per ordinary share for the February 25 Warrants and $1.540 per ordinary share for the April 14 Warrants.  We expect to use any such proceeds primarily for the procurement of expected customer orders and also for development of the next generation 5G products.  Under certain conditions set forth in the warrants, the warrants are exercisable on a cashless basis by net exercise.  If any of the warrants are exercised on a cashless basis, we would not receive any cash payment from the applicable selling shareholders.

Each selling shareholder will pay any underwriting discounts and commissions and any expenses incurred by the selling shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by such selling shareholder in disposing of ordinary shares covered by this prospectus.

PLAN OF DISTRIBUTION

Each selling shareholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) or any other exemption from registration, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction, a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to the buyer at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act). In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling shareholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Company’s ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Company’s ordinary shares by the selling shareholders or any other person.

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since December 31, 2020.

LEGAL MATTERS

Certain legal matters related to the ordinary shares offered by this prospectus will be passed upon on the Company’s behalf by Maples and Calder (Hong Kong) LLP, with respect to matters of British Virgin Islands law.

EXPERTS

Our financial statements as of December 31, 2020, 2019 and 2018, and for the years then ended, have been audited by Yu Certified Public Accountant, P.C., an independent registered public accounting firm, as stated in their report, which is incorporated by reference in this prospectus. Such financial statements have been incorporated by reference in this prospectus in reliance upon the report of such firm (which report includes an explanatory paragraph   relating to substantial doubt on the Company’s ability to continue as a going concern, the adoption of Accounting Standards Codification Topic 326, Financial Instruments-Credit Losses, and the adoption of Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, and also critical audit matters, including going concern assessment, Allowance for current expected credit losses (“CECL”) on accounts receivables and other receivables, and Accrual of contingent liability on the potential dispute of ownership upon the Group’s discontinued operation) given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands business company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange controls or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

●	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals or residents of China and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

There is uncertainty as to whether the courts of the BVI or China would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to British Virgin Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands are also unlikely to recognize or enforce the judgment against a British Virgin Islands company. Because the courts of the British Virgin Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the British Virgin Islands. Although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Commercial Division of the Eastern Caribbean Supreme Court in the British Virgin Islands, provided such judgment:

●	is given by a foreign court of competent jurisdiction;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company; and

●	was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

In appropriate circumstances, a British Virgin Islands court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Recognition and enforcement of foreign judgments are provided for under China’s Civil Procedure Law. China’s courts may recognize and enforce foreign judgments in accordance with the requirements of the Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 relating to the ordinary shares covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file with or furnish to the SEC reports, including annual report on Form 20-F, report of foreign private issuer on Form 6-K and other information. All information filed with or furnished to the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also maintain a website at www.borqs.com, but information contained on our website is not incorporated by reference in this prospectus or any prospectus supplement. You should not regard any information on our website as a part of this prospectus or any prospectus supplement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our memorandum and articles of association, the BVI Business Companies Act, (as amended), and the common law of the British Virgin Islands allow us to indemnify our officers and directors from certain liabilities. Our memorandum and articles of association provides that we may indemnify, hold harmless and exonerate against all direct and indirect costs, fees and expenses of any type or nature whatsoever, any person who (a) is or was a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was a director, officer, key employee, adviser of our company; or (b) is or was, at the request of our company, serving as a director of, or in any other capacity is or was acting for, another Enterprise.

We will only indemnify the individual in question if the relevant indemnitee acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, the indemnitee had no reasonable cause to believe that his conduct was unlawful. The decision of our directors as to whether an indemnitee acted honestly and in good faith and with a view to the best interests of our company and as to whether such indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of our charter, unless a question of law is involved.

The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the relevant indemnitee did not act honestly and in good faith and with a view to the best interests of our company or that such indemnitee had reasonable cause to believe that his conduct was unlawful.

We may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any indemnitee or who at our request is or was serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not we have or would have had the power to indemnify him against the liability as provided in our memorandum and articles of association.

We have insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

We have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the BVI Companies Act, 2004 or our charter. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the three years preceding the filing of this registration statement, we issued the securities described below without registration under the Securities Act. Unless otherwise indicated below, the securities were issued pursuant to the private placement exemption provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

On January 9, 2019, we issued 183,342 shares to the owners of Colmei Technology International Ltd. (“Colmei”) and Shenzhen Crave communication Co., Ltd. (“Crave”) as a part of the consideration paid for our acquisition of 13.8% of each of entities of Colmei and Crave. During the 2020 pandemic, both Colmei and Crave had become insolvent, and our company had written off the value of our investment into Colmei and Crave as of December 31, 2020.

On January 9, 2019, we issued 1,632,555 shares to the owners of Shanghai KADI Technologies Co., Ltd. (“KADI”) as a part of the consideration paid for our acquisition of 60% of the ownership of KADI. This acquisition transaction has not yet been completed, and we are in the process of negotiation with KADI for a reduction in the ownership we intended to acquire.

On May 23 of 2019, we sold a total of 3,734,283 shares to Chongqing City Youtong Equity Investment Fund, LLP and received cash consideration of $10.40 million.

On May 7, 2020, we issued 970,870 shares to the owners of Coming Technologies Ltd (“Coming Tech”) as settlement for a business transaction debt the Company owed to Coming Tech in the amount of $1.82 million.

On October 29, 2020, we issued 527,081 shares to American West Pacific International Investment Corp (“AW”) as settlement for a cash loan due to AWP in the amount of $0.40 million.

On November 4, 2020, we issued 1,580,929 shares to the owner of Sinowinglaw LLP (a.k.a. Beijing Zhongpeng Law Firm) as settlement for back due legal fees owed to Sinowinglaw in the amount of $1.22 million.

Between January 7 and February 4, 2021, we issued 22,727,613 shares to LMFA Financial LLC (“LMFA”) as settlement for debt owed by the Company to Partners For Growth (“PFG”) which LMFA purchased in the amount of $18.23 million.

On February 17, 2021, we issued 1,506,726 shares to PFG as settlement for debt owed by the Company to PFG in the amount of $1.27 million.

On February 25, 2021 and April 14, 2021 we entered into securities purchase agreements with certain of the selling shareholders, pursuant to which we sold approximately $6.67 million of notes (the “February 25 Notes”) and 11,695,906 warrants at an exercise price of $2.222 per share (the “February 25 Warrants and $1 million of notes (the “April 14 Notes”) and 2,521,008 warrants at an exercise price of $1.540 per share (the “April 14 Warrants”). The February 25 Notes and April 14 Notes each have a two year term and are convertible into ordinary shares at the lower of (i) $1.539 per share for the February 12 Notes and $1.071 per share for the April 14, 2021 Notes, (ii) 90% of the closing price of the ordinary shares on the date that the registration statement of which this prospectus forms a part is declared effective, or (iii) in the event that the registration statement of which this prospectus forms a part is not declared effective by that date that the Conversion Shares are eligible to be sold, assigned or transferred under Rule 144, 90% of the closing price of the ordinary shares on such date. The Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $2.222 per ordinary share for the February 25 Warrants and $1.540 per ordinary share for the April 14 Warrants, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits	See Exhibit Index beginning on page II-5 and II-9 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in an offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, China, on April 29, 2021.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Pat Sek Yuen Chan
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Pat Sek Yuan Chan	Chief Executive Officer and Director	April 29, 2021
Pat Sek Yuen Chan	(Principal Executive Officer)

/s/ Anthony K. Chan	Chief Financial Officer	April 29, 2021
Anthony K. Chan	(Principal Financial Officer, Principal Accounting Officer)

/s/ *	Director	April 29, 2021
Wan Yu Chow

/s/ *	Director	April 29, 2021
Heung Sang Addy Fong

/s/ *	Director	April 29, 2021
Ji Li

/s/ *	Director	April 29, 2021
Shizhu Long

*By:	/s/ Anthony K. Chan
Anthony K. Chan
Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Borqs Technologies, Inc., has signed this registration statement or amendment thereto in Santa Clara, California, on April 29, 2021.

By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Borqs Technologies, Inc. 2017 Equity Incentive Plan, as amended	8-K	001-37593	10.10	8/24/17
2.2	Form of Warrant, dated August 18, 2017, by and between the Company and each of Warrant Holders	8-K	001-37593	10.11	8/24/17
2.3	Form of Warrant issued to Partners For Growth V, L.P.	8-K	001-37593	10.4	12/20/18
2.4	Description of Securities	20-F	001-37593	2.4	2/4/2020
3.1	Amended and Restated Memorandum and Articles of Association	8-K	001-37593	3.1	8/24/17
5.1	Opinion of Maples and Calder (Hong Kong) LLP , British Virgin Islands counsel to the Company					X
10.1	Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.20	7/2/18
10.2	Subordination Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited, Borqs International Holding Corp., Spd Silicon Valley Bank Co., Ltd. and Partners for Growth V, L.P.	S-1/A	333-223034	10.21	7/2/18
10.3	Deed Of Guarantee and Indemnity, Effective as of April 30, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.22	7/2/18
10.4	Debenture, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.23	7/2/18
10.5	Deed and Charge Of Shares, Effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners for Growth V, L.P.	S-1/A	333-223034	10.24	7/2/18
10.6	Deed Of Guarantee and Indemnity, Effective as of April 30, 2018, by and Between Borqs Hong Kong Limited and Partners for Growth V., L.P.	S-1/A	333-223034	10.25	7/2/18
10.7	Debenture, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.26	7/2/18
10.8	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.27	7/2/18
10.9	Intellectual Property Security Agreement, Effective as of April 30, 2018, By and between Borqs Hong Kong and Partners for Growth V, L.P.	S-1/A	333-223034	10.28	7/2/18
10.10	Equitable Mortgage, Effective as of April 30, 2018, by and between Borqs Technologies, Inc. and Partners For Growth V, L.P.	S-1/A	333-223034	10.29	7/2/18
10.11	Waiver and Modification No. 2 To Loan and Security Agreement, Effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth V, L.P.	S-1/A	333-223034	10.30	7/2/18
10.12	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among Pacific and certain shareholders of Pacific	8-K	001-37593	10.13	8/24/17

10.13	Share Purchase Agreement, dated January 18, 2018, by and among with Borqs Technologies, Inc. and Colmei Technology International Limited, Shenzhen Crave Communication Company, Limited, and their respective shareholders.	8-K	001-37593	99.1	1/22/18
1014	Form of Indemnification Agreement, dated August 18, 2017, by and Borqs Technologies, Inc. and each of its directors and executive officers	10-K	001-37593	10.19	4/2/18
10.15	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.37	8/6/18
10.16	Share Pledge Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.38	8/6/18
10.17	Amendment Agreement, Effective August 31, 2018, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.42	9/14/18
10.18	Amendment Agreement, Effective August 31, 2018, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.43	9/14/18
10.19	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.44	9/14/18
10.20	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd. Effective as of August 31, 2018, by and between Borqs Technologies, Inc. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.45	9/14/18
10.21	Guarantee Agreement for Corporate Guarantor for Borqs Hong Kong Limited, Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.46	9/14/18
10.22	Guarantee Agreement for Corporate Guarantor for Borqs Beijing Ltd., Effective as of August 31, 2018, by and between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.47	9/14/18
10.23	Loan and Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.48	9/14/18
10.24	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.49	9/14/18
10.25	Debenture, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.50	9/14/18
10.26	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.51	9/14/18

10.27	Deed Of Guarantee and Indemnity, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth IV, L.P.	S-1/A	333-223034	10.52	9/14/18
10.28	Debenture, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.53	9/14/18
10.29	Intellectual Property Security Agreement, Effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.54	9/14/18
10.30	Subordination Agreement, Effective as of August 15, 2016, by and between Spd Silicon Valley Bank Co., Ltd. and Partners for Growth Iv, L.P.	S-1/A	333-223034	10.55	9/14/18
10.31	Facility Agreement for Working Capital Loans, Effective as of August 31, 2015, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.56	9/14/18
10.32	Guarantee Agreement for Corporate Guarantor, Effective as of August 31, 2015, Byand Between Borqs International Holding Corp. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.57	9/14/18
10.33	Amendment Agreement, Effective July 20, 2016, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.58	9/14/18
10.34	Amendment Agreement, Effective August 31, 2017, by and between Borqs Hong Kong Limited and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.59	9/14/18
10.35	Facility Agreement for Working Capital Loan, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.60	9/14/18
10.36	Pledge Agreement Of Accounts Receivable, Effective as of July 20, 2016, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.61	9/14/18
10.37	Amendment Agreement, Effective July 20, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.62	9/14/18
10.38	Amendment Agreement, Effective August 31, 2017, by and between Borqs Beijing Ltd. and Spd Silicon Valley Bank Co., Ltd.	S-1/A	333-223034	10.63	9/14/18
10.39	Share Purchase Agreement, dated as of December 15, 2018, by and among Borqs Technologies, Inc., Borqs Beijing, Ltd., Borqs Hong Kong Limited, Shanghai KADI Technologies Co., Ltd., KADI Technologies Limited and the selling shareholders named therein.	8-K	001-37593	10.1	12/20/18
10.40	Waiver and Modification No. 1 to Loan and Security Agreement, dated as of December 17, 2018, by and among Partners for Growth V, L.P., Borqs Hong Kong Limited, BORQS International Holding Corp. and Borqs Technologies, Inc.	8-K	001-37593	10.2	12/20/18
10.41	Promissory Note, dated December 17, 2018	8-K	001-37593	10.3	12/20/18
10.42	Amended and Restated Loan and Security Agreement, dated March 8, 2019, by and among the Company, PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.1	03/14/19
10.43	Reaffirmations of Intellectual Property Security Agreement and Joinder, dated March 8, 2019, by and among PFG5, BORQS HK, BORQS Tech HK and BORQS International	6-K	001-37593	10.4	03/14/19
10.44	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS HK and BORQS Tech HK	6-K	001-37593	10.5	03/14/19

10.45	Equity Mortgage, dated March 8, 2019, by and among PFG5, BORQS International and the Company	6-K	001-37593	10.6	03/14/19

10.46	Share Pledge Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and BORQS Software Solutions Private Limited	6-K	001-37593	10.7	03/14/19
10.47	Custody and Control Agreement, dated March 8, 2019, by and among PFG5, BORQS International, BORQS HK and Borqs Software Solutions Private Limited	6-K	001-37593	10.8	03/14/19
10.48	Securities Purchase Agreement, dated April 29, 2019, by and between the Company and Chongqing City Youtong Equity Investment Fund, Limited Liability Partnership	6-K	001-37593	10.1	05/22/19
10.49	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and between Zhengqi, EarlyBirdCapital, Pacific and Borqs International	8-K	001-37593	10.12	8/24/17
10.50	Letter of Intent, dated January 8, 2018, by and between Borqs Technologies, Inc. and Shanghai KADI Technologies Co., Ltd.	10-K	001-37593	10.14	4/2/18
10.51	Vendor Master Services Agreement, dated July 5, 2013, by and between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	5/14/18
10.52	Vendor Master Services Agreement, dated July 5, 2013, by and Between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	7/2/18
10.53	Colmei Technology International Limited Master Manufacturing Agreement and Form of Purchase Order, dated March 6, 2017.	10-K	001-37593	10.17	4/2/18
10.54	Reliance Retail Limited Form of Purchase Order, dated November 23, 2015	10-K	001-37593	10.18	4/2/18
10.55	Exclusive Business Cooperation Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Beijing Big Cloud	S-1/A	333-223034	10.32	8/6/18
10.56	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Between Borqs Beijing Ltd. and Wang Lei	S-1/A	333-223034	10.33	8/6/18
10.57	Loan Contract, Effective October 18, 2016, by and between Borqs Beijing Ltd. and Wang Tun	S-1/A	333-223034	10.34	8/6/18
10.58	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Lei, and Beijing Big Cloud Century Network Technology Ltd.	S-1/A	333-223034	10.35	8/6/18
10.59	Exclusive Option Agreement, Effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century	S-1/A	333-223034	10.36	8/6/18
10.60	Overseas Procurement and Sales Service Agreement, dated November 20, 2017, by and between Borqs International Holding Corp., Hhmc Microelectronics Co., Limited and Borqs Technologies, Inc.	S-1/A	333-223034	10.41	8/6/18
10.61	Master Services Agreement for Software Development, dated February 8, 2018, by and between Cloudminds (Hong Kong) Ltd. and Borqs Hong Kong Limited.	10-Q	001-37593	10.1	11/19/18
10.62	Loan Agreement, effective November 29, 2018, by and among BORQS Beijing Ltd., HHMC Microelectronics Co., Ltd., Borqs Technologies, Inc. and Pat Chan.	8-K	001-37593	10.1	12/6/18
10.63	Formal Commercial Cooperation Agreement for Mobile Communication Resale Business, dated June 5, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.63	2/4/2020
10.64	Memorandum of Understanding of Equity Transfer and Incentive, dated November 8, 2018, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinan Yuantel Communication Technology LLP	20-F	001-37593	4.64	2/4/2020
10.65	Ownership Transfer Agreement, dated February 14, 2019, between Beijing Big Cloud Century Network Technology Co., Ltd. and Jinggangshan Leiyi Venture Capital LLP	20-F	001-37593	4.65	2/4/2020

10.66	10% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.66	2/4/2020
10.67	Mobile Communication Resale Business Cooperation Agreement, dated January 10, 2018, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.67	2/4/2020
10.68	Alpha Network Ltd. Manufacturing & Service Agreement and Form of Purchase Order, dated September 1, 2015	10-K	001-37593	10.16	4/2/18
10.69	Waiver, Consent and Modification to Loan and Security Agreement, dated June 28, 2019, by and among PFG4, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.69	2/4/2020
10.70	Waiver, Consent and Modification No. 1 to Amended and Restated Loan and Security Agreement, dated June 28, 2019, by and among PFG5, Borqs HK, Borqs International, and the Company.	20-F	001-37593	4.70	2/4/2020
10.71	Supplementary Agreement 1 of the “Mobile Communication Resale Business Cooperation Agreement,” dated January 16, 2019, by and between Yuantel (Beijing) Investment Management Co., Ltd. and China Unicom	20-F	001-37593	4.71	2/4/2020
10.72	20% Equity Transfer Agreement, dated February 28, 2019, by and between Beijing Big Cloud Network Techonology Co., Ltd. And Jinan Yuantel Communications Technology Partnership	20-F	001-37593	4.72	2/4/2020
10.73	Engagement Letter, dated December 6, 2019, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.73	2/4/2020
10.74	Amended Engagement Letter, dated January 17, 2020, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
10.75	Strategic Cooperation Agreement, dated January 2020, by and between China National Technical & Export Corp, Genertec America Inc., and the Company	20-F	001-37593	4.75	2/4/2020
10.76	Stock Repurchase Agreement, dated January 10, 2018, by and among with Borqs Technologies, Inc., Zhengqi International Holding Limited, Borqs International Holding Corp, Zhengqi International Holding Limited, solely in its capacity as the Issuer Representative, and Zhengdong Zou, solely in its capacity as the Seller Representative	8-K	001- 37593	99.1	01/12/18
10.77	YT Ownership Transfer Agreement, dated September 1, 2020, by and among Fengbin Tian, Beijing Big Cloud Century Network Technology Company, Limited, and Jinggangshan Leiyi Venture Capital Partnership Enterprise, Limited	20-F	001-37593	4.77	09/30/2020
10.78	Loan Agreement of November 27, 2020 with Run He	20-F		4.76	4/22/2021
10.79	Settlement Agreement with LMFA Financing, LLC, Of December 14, 2020	20-F		4.77	4/22/2021
10.80	Loan Agreement of December 30, 2020 with American West Pacific International Investment Corporation	20-F		4.78	4/22/2021
10.81	Settlement Agreement with Growth V, L.P. of February 11, 2021	20-F		4.79	4/26/2021
10.82	Form of Securities Purchase Agreement.	20-F		4.80	4/26/2021
10.83	Form of Convertible Note.	20-F		4.81	4/26/2021
10.84	Form of Warrant.	20-F		4.82	4/26/2021
10.85	Form of Registration Rights Agreement.	20-F		4.83	4/26/2021
21.1	List of Subsidiaries	20-F	001-37592	8.1	02/4/2020
23.1	Consent of Yu Certified Public Accountant, P.C. (“Yu CPA”)					X
23.2	Consent of Maples and Calder (Hong Kong) LLP , British Virgin Islands counsel to the Company(included in Exhibit 5.1)					X
24.1	Power of Attorney (included on signature page thereof)	F-1	333-255542		4/27/21